Exhibit 3.1

AMENDMENT TO THE AMENDED BYLAWS
OF
AMERICAN ELECTRIC POWER COMPANY, INC.

Section 14.  The shares of stock of the Company shall be represented by a certificate or shall be uncertificated shares as provided for under New York law.  Shares in the capital stock of the Company shall be transferred or assigned on the books of the Company only upon (i) surrender to the Company or its transfer agent of a certificate representing shares, duly endorsed or accompanied by proper evidence of succession, assignation, or authority to transfer, with such proof of the authenticity of the signature as the Company or its agents may reasonably require in the case of shares evidenced by a certificate or certificates or (ii) receipt of transfer instructions from the registered owner of uncertificated shares reasonably acceptable to the Company and its agents (As amended December 12, 2007.)